August 23, 2021

BY EDGAR

Jeffrey Lewis
Office of Real Estate and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:

NexPoint Real Estate Finance, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed February 25, 2021

Form 10-Q for the quarterly period ended June 30, 2021

Filed August 3, 2021

File No. 001-39210

Ladies and Gentlemen:

On behalf of NexPoint Real Estate Finance, Inc. (the “Company”), we are responding to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated August 19, 2021. For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Form 10-Q for the quarterly period ended June 30, 2021

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Core Earnings, page 31

1.

We note your response to comment 1 and continue to believe the measure should be retitled given the adjustments for various unrealized gains (losses) which appear to relate to current operations (e.g. company holding CMBS until maturity). Please revise the title of the measure in future filings to more appropriately reflect its use.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, further to the Company’s discussion with the Staff on August 13, 2021, the Company will revise the title of the measure in future filings beginning with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and in all subsequent reporting periods.

* * * * * * *

United States Securities and Exchange Commission
August 23, 2021

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

Sincerely, /s/ Charles T. Haag Charles T. Haag

cc:	Brian Mitts, Chief Financial Officer, Executive VP-Finance, Secretary and Treasurer, NexPoint Real Estate Finance, Inc. Justin S. Reinus, Partner, Winston & Strawn LLP